UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2018

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

KE 48607015.3

CONTENTS

Exhibit No.	Exhibit Description
99.1	Block Listing Application, dated 28 November 2018

28 November 2018

Micro Focus International PLC ("Micro Focus" or "the Company")

Block Listing Application

Micro Focus announces that a block listing application has been made for a total of 5,062,420 ordinary shares of 10 pence each to be admitted to the Official List of the UK Listing Authority and admitted to trading on the Main Market of the London Stock Exchange.

The block listing shares will be issued by the Company from time to time under the terms of the following schemes, for which the block listing is established or increased in the following proportions:

Scheme	Number of ordinary shares
Incentive Plan 2005	1,000,000
Employee Stock Purchase Plan 2006	1,000,000
Additional Share Grants Programme	3,062,420
Total	5,062,420

The block listing shares will upon issue rank pari passu in all respects with the existing issued ordinary shares in the Company.

Admission is expected to become effective on 29 November 2018.

For further information, please contact:

Micro Focus International plc

Tim Brill, IR Director                                                                                       Tel: +44 (0) 1635 32646

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 28 November 2018

Micro Focus International plc
By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer